[FRIED, FRANK, HARRIS, SHRIVER & JACOBSON LLP LETTERHEAD]

Direct Line: (212) 859-8468
Fax: (212) 859-4000
andrew.barkan@friedfrank.com

June 23, 2016

VIA EDGAR AND COURIER

Mara L. Ransom

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                        At Home Group Inc.
Amendment No. 5 to Registration Statement on Form S-1
Filed June 3, 2016
File No. 333-206772

Dear Ms. Ransom:

This letter sets forth the response of At Home Group Inc. (the “Company”) to the comment letter, dated June 13, 2016 (the “June 13 Letter”), of the staff of the Division of Corporation Finance (the “Staff”) with respect to the Company’s Amendment No. 5 to the Registration Statement on Form S-1 (File No. 333-206772) (the “Registration Statement”), filed on June 3, 2016 (“Amendment No. 5”). In order to facilitate your review, we have repeated each comment in its entirety in the original numbered sequence, with the addition of sub-section numbering.

Summary Consolidated Financial and Operating Data, page 13

1.            We note several line items in your page 18 reconciliation of EBITDA to Adjusted EBITDA adjust for recurring cash operating expenses, such as consulting and professional fees, costs associated with new store openings, relocation and employee recruiting costs, and management fees and expenses. Please tell us how your disclosure complies with Question 100.01 of the May 17, 2016 updated CD&I´s on Non-GAAP Financial Measures.

Response:

The Company respectfully advises the Staff that it continues to believe that the presentation of the items reflected in Adjusted EBITDA, as enumerated in the Staff’s comment, are not misleading and are useful both to management in its evaluation of the Company’s business and to investors seeking to compare the Company’s performance with that of other retailers.  Adjusted EBITDA, Adjusted EBITDA margin, Store-level Adjusted EBITDA and Store-level Adjusted EBITDA margin are key metrics used by the Company’s management, its board of directors and its existing investors to assess its financial performance. In addition, the Company uses Adjusted EBITDA in connection with performance evaluations for its executives;

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to supplement GAAP measures of performance in the evaluation of the effectiveness of its business strategies; to make budgeting decisions; and to compare its performance against that of other peer companies using similar measures. The Company believes it is useful for investors to see the key measures used by management for these various purposes.  The Company intends to include additional disclosure describing these various purposes for which management uses such measures in a future amendment to the Registration Statement.

As stated in note 5 to the Company’s Summary Consolidated Financial and Operating Data (the “Summary Financial Data”) appearing on page 16 of Amendment No. 5, the Company excludes certain items from Adjusted EBITDA in order to illustrate performance across reporting periods on a consistent basis.  These adjustments represent either discrete items relating to events that occurred in the specific periods presented or items that are not indicative of the Company’s ongoing core operations, which are the focus of both management and the investing community when evaluating the Company’s performance alongside that of other retailers.  The Company believes that including performance measures such as net income or EBITDA without adjusting for particular non-core items that affected performance in each period would make it more difficult for investors and investment analysts to evaluate period-over-period performance of the Company’s core business operations.  Further, the Company believes that the level of detail included in the footnotes to the Company’s Adjusted EBITDA reconciliation table, which currently reflects additional disclosure added in response to the Staff’s comments on previously filed amendments to the Registration Statement (for example, comment no. 13 in the Staff’s comment letter dated August 6, 2015) and which the Company proposes to supplement further in response to the Staff’s comments set forth in the June 13 Letter, alleviates any concern that the adjustments could be viewed as misleading.  These proposed revisions are set forth in Appendix A to this letter and will be included in a future amendment to the Registration Statement.

In particular, the Company notes the following:

•                 Legal settlements and consulting and other professional services, as noted in footnote (b) appearing on page 18 of Amendment No. 5, relate principally to fees for consulting and other professional services incurred to support certain strategic projects undertaken in order to enhance the Company’s accounting and finance capabilities, such as the implementation of disclosure controls and procedures, as well as other public company readiness initiatives; a reorganization of certain entities within the Company’s corporate structure; certain one-time system enhancements; and certain strategic tax initiatives. This line item also includes litigation settlement charges and related legal fees for certain litigation matters that arose prior to the Company’s acquisition in 2011 by its existing principal investors (the “Acquisition”) and that have since concluded.  The Company further notes that the amount of such charges has varied, in some cases significantly, from period to period.  For example, during the thirteen weeks ended May 2, 2015, charges for legal settlements and professional services were almost twice the amount incurred in the thirteen weeks ended April 30, 2016.  Because the timing and amounts of these charges can vary significantly due to circumstances outside the Company’s control, such as the timing for settlement of

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June 23, 2016

outstanding pre-Acquisition litigation matters, or relate to events that are unusual and not likely to recur in the ordinary course of the Company’s business cycle, such as the initiatives noted above, the Company believes that excluding the amounts of these items from Adjusted EBITDA allows investors to evaluate the Company’s core operations more accurately on a period-to-period basis.

In response to the Staff’s comment, the Company proposes to revise footnote (b) appearing on page 18 of Amendment No. 5 to include in a future amendment to the Registration Statement the further detail set forth in Appendix A to this letter.

•                 Costs associated with new store openings reflect non-capital expenditures associated with new store openings that occurred in the periods presented, including marketing and advertising expenses, labor and occupancy expenses (which includes the cash portion of rent expense for periods prior to store openings).  As noted in footnote (c) on page 18 of Amendment No. 5, the Company expects to continue to incur cash costs as it opens new stores in the future.  The Company included this additional detail in response to comment no. 13 in the Staff’s comment letter dated August 6, 2015 in order to clarify that, while the Company’s growth strategy includes continuing to open new stores, which will necessarily involve the incurrence of non-capital cash expenditures, the amounts incurred in any particular period will depend on such variables as the timing, location and number of stores opened in that period.  Because the timing and location of new store openings may be opportunistic, depending on factors outside the Company’s control such as the availability of suitable sites and local market conditions, the Company believes that showing “steady state” Adjusted EBITDA without the amounts incurred in connection with new store openings on a period-over-period business better enables management and investors to evaluate the Company’s core business performance and to compare costs on a normalized run-rate basis.

In response to the Staff’s comment, the Company proposes to revise footnote (c) appearing on page 18 of Amendment No. 5 to include in a future amendment to the Registration Statement the further detail set forth in Appendix A to this letter.

•                 Relocation and employee recruiting costs, described in note (d) appearing on page 19 of Amendment No. 5, principally reflect efforts over the past four fiscal years to build the Company’s management team in anticipation of its expansion and eventual transition to being a public company, as well as the corporate headquarters relocation that occurred in late fiscal year 2014, with some related relocation expenses being incurred into fiscal year 2015.  This is in contrast to ordinary course, year-to-year costs that would occur in connection with normal turnover at the store level or in lower-level managerial or operational personnel.  For instance, during fiscal year 2014, the Company hired its Chief Financial Officer, Chief Stores Officer, Chief People Officer and Chief Development Officer as well as other non-executive officer level vice presidents for several

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functional areas including accounting, legal and information technology.  During fiscal year 2015, the Company hired its Chief Marketing Officer and other non-executive officer level vice presidents for functional areas such as inventory management.  The Company considers these to be one-time investments to develop the necessary executive management infrastructure for key operational areas that did not exist at the time of the Acquisition and does not expect these expenses to recur in the ordinary course of business because the Company is now fully staffed at all senior levels.  The unusual nature of these expenses is further underscored by the period-to-period variability.  In fiscal year 2016, amounts for relocation and employee recruiting were approximately one fourth of the amount for fiscal year 2015, which reflects the fact that by the end of fiscal year 2016, the Company had completed the bulk of its planned executive-level hiring and had in place a fully established senior management team, which was built principally through the addition of team members during fiscal year 2014 and fiscal year 2015.

In response to the Staff’s comment, the Company proposes to revise footnote (d) appearing on page 19 of Amendment No. 5 to include in a future amendment to the Registration Statement the further detail set forth in Appendix A to this letter.

•                 The Company excludes management fees and expenses from Adjusted EBITDA because, while the amounts of such fees are contractually specified and payable in cash, they do not relate to the Company’s core retail store operations.  The Company also believes it is useful for investors to assess the business in the same manner as management, particularly when measuring the Company’s performance relative to that of other retailers.  The Company further notes that, upon completion of the offering, as disclosed on page 19 of Amendment No. 5, the management agreement will be terminated and the Sponsors will cease to receive management fees.  Therefore, the Company’s ongoing operations following the offering will not be impacted by the payment of these management fees.

In response to the Staff’s comment, the Company proposes to revise footnote (e) appearing on page 19 of Amendment No. 5 to include in a future amendment to the Registration Statement the further detail set forth in Appendix A to this letter.

2.            We note that the deferred rent line item in your reconciliation of EBITDA to Adjusted EBITDA consists of non-cash deferred rent. Explain to us how this presentation complies with Question 100.04 of the updated CD&I´s on Non-GAAP Financial Measures.

Response:

The Company respectfully advises the Staff that it does not believe that its adjustment for non-cash deferred rent violates Rule 100(b) of Regulation G’s prohibition of misleading

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June 23, 2016

disclosure.  Further, as is the case for the other items included in the reconciliation of Adjusted EBITDA described above in response to comment no. 1, the Company believes that the inclusion in Adjusted EBITDA of an adjustment for non-cash deferred rent assists management and investors in assessing the performance of the Company’s core retail business in a manner that is consistent with how retail stores operate and generate profit or loss.

In evaluating the performance of a retail business, management and investors consider cash rent as a key element in determining the business’s profitability.  Therefore, reporting companies in the retail industry include adjustments relating to non-cash deferred rent in non-GAAP performance metrics such as Adjusted EBITDA in order to provide management and investors with a means of tracking how the company’s profitability matches its cash expenditures in a particular period.

Many commercial leases contain escalation clauses that result in higher rents in the later periods of the lease term as opposed to at inception; however, the associated expense is recognized in the reporting company’s income statement based on a straight-line calculation over the life of the lease.  The Company’s non-cash deferred rent adjustment, as presented in the table on page 18 of Amendment No. 5, represents the net amount of non-cash deferred rent adjustments for all applicable store leases, some of which result in an increase because cash rent for certain properties is less than the associated straight-line rent expense, while other adjustments partly offset this trend.  Accordingly, adjustments for non-cash deferred rent will not necessarily increase Adjusted EBITDA in any particular period, particularly because of the back-loaded nature of rent increases typically included in commercial leases.  For example, when applying the provisions of Accounting Standards Codification 840-20-25-1, in the later years of a particular lease, the trend reverses, and cash rent exceeds straight-line rent expense, thus decreasing Adjusted EBITDA.

Because the Company has been opening new stores at an increasing rate over the periods for which financial information is presented in the Registration Statement, the Company’s overall lease profile currently reflects a weighting toward stores in earlier stages of their lease maturity.  However, the amount and direction of the adjustment in future periods will vary depending on the average age of the Company’s lease portfolio (weighted for size) and, to the extent that the Company’s lease portfolio in future years contains comparatively more mature stores, the Company expects that the net adjustment to Adjusted EBITDA will turn neutral or negative.  Therefore, if the Company does not apply an adjustment to reflect the cash outlays for rent in a particular period, investors and management could be left with a distorted picture of the business’ ability to generate income in excess of cash operating costs in any particular period.  For instance, for those mature leases where cash rent exceeds the associated straight-line rent expense, the Company believes that its profitability would not adequately reflect its actual cash expenditures for rent obligations during that period of time without reducing Adjusted EBITDA to give effect to the non-cash deferred rent adjustment described above.

In addition, the Company notes that a significant portion of the non-cash deferred rent adjustment during each period presented relates to the time between when the Company takes possession of the subject property and when the store is open for operations. As noted in

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response to the Staff’s comment no. 1 above, the Company currently records the cash portion of rent expense relating to stores that have not yet been opened in the costs associated with new store openings line item of the reconciliation of Adjusted EBITDA to net income, whereas the non-cash portion of rent expense related to store pre-opening expenses is aggregated with the non-cash deferred rent adjustment for operational stores that are currently open, as discussed in this response to the Staff’s comment no. 2.

In response to the Staff’s comment, the Company proposes to revise footnote (h) appearing on page 19 of Amendment No. 5 to include in a future amendment to the Registration Statement the further detail set forth in Appendix A to this letter.

3.            We note that you add corporate overhead expenses to Adjusted EBITDA to arrive at Store-Level Adjusted EBITDA. Considering corporate overhead expenses include numerous recurring cash operating expenses, tell us how your presentation complies with Question 100.01 of the updated CD&I´s on Non-GAAP Financial Measures.

Response:

The Company respectfully advises the Staff that it continues to believe that Store-Level Adjusted EBITDA is a measure that is useful to investors and analysts because it reflects the Company’s core operations at the level where its retail business activities are conducted. Further, the Company believes that the level of detail in the discussion of Store-Level Adjusted EBITDA, which currently reflects additional disclosure added in response to the Staff’s comments on previously filed amendments to the Registration Statement (for example, comment no. 27 in the Staff’s comment letter dated August 6, 2015 and comment no. 3 in the Staff’s comment letter dated September 1, 2015) and which the Company proposes to supplement further in response to the Staff’s comments set forth in the June 13 Letter, alleviates any concern that the adjustments could be viewed as misleading.  These proposed revisions are set forth in Appendix A to this letter and will be included in a future amendment to the Registration Statement.

As a retailer, the performance of the Company’s stores is of paramount importance to management and its investors seeking to evaluate its period-to-period results.  Corporate-level expenses may vary, sometimes significantly, from period to period because of items that cannot accurately be allocated proportionally across the performance of the then-existing store base.  These items include costs associated with the expansion of home office functions, which may not correspond directly to current year operations but which are incurred to benefit the entire store base going forward.  The Company further notes that store-level performance metrics, sometimes referred to as “four-wall” profit or EBITDA, are frequently used in retail and related industries (such as corporate-operated restaurant chains) where the business is growing and investors are focused on how successfully the company is applying its business model across its expanding base.  The Company views Store-Level Adjusted EBITDA as a performance measure that correlates to the use of comparable store sales as a top-line measure of performance.  While comparable store sales provides management and investors with insight into revenue growth at the level of a typical mature store, Store-Level EBITDA provides further detail regarding

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performance of the store base after exclusion of corporate-level expenses.  The Company believes that investors and analysts will expect the Company to report Store-Level Adjusted EBITDA for these reasons, and, because the adjustments required to reconcile Adjusted EBITDA on a consolidated basis and Store-Level Adjusted EBITDA are explained in the narrative footnotes to the reconciliation tables appearing on page 19 of Amendment No. 5, the use of this metric is not misleading and therefore not prohibited by Question 100.01 of the updated C&DIs.

In response to the Staff’s comment, the Company proposes to revise footnote (j) appearing on page 19 of Amendment No. 5 to include in a future amendment to the Registration Statement the further detail set forth in Appendix A to this letter.

4.            We note that nearly all adjustments made to reconcile EBITDA to Adjusted EBITDA represent increases to EBITDA. It also appears that you adjust for all non-cash items presented on your statements of cash flows except for gains and losses on disposals of fixed assets and amortization of deferred gains on sale-leasebacks, which, if included, would have decreased Adjusted EBITDA for the periods presented. Please address how your presentation complies with Question 100.03 of the updated CD&I´s on Non-GAAP Financial Measures.

Response:

The Company respectfully advises the Staff that it believes that its current calculation of Adjusted EBITDA represents a balanced approach to adjusting for the impact of certain discrete, unusual or non-cash items or for certain items that are outside the scope of the Company’s core operations.  The Company supplementally advises the Staff that, for periods presented in the Registration Statement, the net impact of the principal adjustments has been accretive to Adjusted EBITDA; however, this is not universally the case, and the Company expects that future calculations of Adjusted EBITDA could in some circumstances include more significant discrete adjustments that result in a negative impact.  For example, as noted in the response to comment no. 2 above, the impact of the non-cash deferred rent adjustment in a future period characterized by a more fully matured portfolio of store leases would be neutral to negative in terms of Adjusted EBITDA impact.

Other examples of items that have had the effect of decreasing Adjusted EBITDA include a $1.8 million gain on the sale of a property in Houston, Texas, which was consummated outside the ordinary course of business in fiscal year 2016 in response to an unsolicited, attractive offer to purchase the building, and a $1.6 million deduction for cash insurance proceeds that occurred in fiscal year 2014 related to the Company’s store in Conroe, Texas, which was destroyed in a fire in 2011.  The Company has historically aggregated these items in the “Other” line of the Adjusted EBITDA reconciliation because they relate to adjustments for non-recurring items outside the ordinary course of business rather than items that may recur from period to period but are not indicative of core operating performance.  The Company further notes that certain gains or losses on the disposition of fixed assets, as recorded in the Company’s income statement for certain periods, are not items that resulted in an adjustment to Adjusted EBITDA because the

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Company viewed them as ordinary course transactions.  The Company notes that footnote (i) appearing on page 19 of Amendment No. 5 explains certain of the non-ordinary course items that affected the amount of Adjusted EBITDA in the periods presented; however, in response to the Staff’s comment, the Company intends to revise footnote (i) in a future amendment to include additional detail regarding such adjustments and their net impact.  The Company also notes that the footnotes to the quarterly Adjusted EBITDA table appearing on page 72 of Amendment No. 5 further illustrate the offsetting impact that adjustments within particular fiscal quarters may have on the net amount of “Other” adjustments for the entire fiscal year.

With respect to the gain associated with sale-leaseback transactions, the Company views these transactions as distinguishable from the outright sale of real property (such as the sale of the Houston, Texas property in fiscal year 2016 as discussed above) because the use of sale-leaseback financing is a significant element of the Company’s flexible real estate strategy in support of its core retail operations, and therefore within the ordinary course of the Company’s business.  In contrast to the aforementioned sale of the Company’s store in Houston, Texas, which occurred outside the ordinary course of business, the sale-leaseback transactions that the Company enters into relate to properties that the Company is actively using for retail or corporate operations in the ordinary course of its business.  In each of the last three fiscal years, the Company has entered into sale-leaseback transactions, and intends to continue to enter into such transactions in future periods as part of its flexible real estate strategy, as described in the Registration Statement.  When the Company enters into a sale-leaseback transaction, it receives proceeds from the sale of the property; however, because the Company continues to occupy the subject property pursuant to an operating lease for a specified term of years, the recognition of the net gain on the sale of the property is spread over the lease term on a straight-line basis.  Because these amounts relate to the use of real property in a manner that is central to the Company’s core business operations, the Company considers them ordinary course and therefore does not adjust Adjusted EBITDA to reflect the gain as if it were a one-time event, as it does (and expects to continue to do) for future gains or losses on non-ordinary course dispositions of property.  The Company therefore believes that the recognition of gains associated with sale-leaseback transactions across the corresponding contractual lease terms provides management with insight into the net costs associated with the occupancy of the subject properties on a period-to-period basis.

Selected Consolidated Financial Data, page 53

5.      We note your disclosure on page 55 that pro forma net income and EPS excludes the management fees payable to your Sponsors. As your pro forma financial statements should include all historical expenses that were necessary to conduct business, please tell us why you eliminated these expenses. While we realize that these items will not continue going forward, the expenses were recorded in the historical financial statements and the historical amounts were not directly affected by the transaction.

Response:

Securities and Exchange Commission

June 23, 2016

The Company respectfully advises the Staff that it believes that the exclusion of the management fees payable to the Sponsors is appropriate because the elimination of the management fees is directly related to, and would not occur in the absence of, the initial public offering.  Under Rule 11-02(b) of Article 11 of Regulation S-X, pro forma adjustments shall include adjustments which give effect to events that are (i) directly attributable to the transaction; (ii) expected to have a continuing impact on the registrant; and (iii) factually supportable.  The Company believes that the elimination of the management fees in the pro forma adjustments meets each of the criteria of the Article 11 requirements:

•                 In evaluating the first criterion, registrants generally consider whether the adjustment results solely from the transaction for which pro forma financial information is being presented. In other words, it is helpful to consider whether the adjustment could occur if the transaction had not occurred and vice versa.  In the case of the management fees, the Company has an ongoing obligation to pay such fees unless the related management agreement is terminated.  The Company and the Sponsors intend to enter into an agreement that will terminate the management agreement contingent upon completion of the Company’s initial public offering.

•                 The criterion relating to continuing impact on the registrant is also met in this case.  Adjustments in the pro forma income statement should reflect the continuing impact of a transaction, which is generally understood to mean that it will affect the results of operations for a period greater than 12 months.  Because the management fees have been recurring in nature under the existing management agreement, the elimination of the obligation to pay the fees going forward will affect the Company’s results of operations for a period greater than 12 months.

•                 The third criterion, which requires that the adjustment be factually supportable, will be met by the execution of a termination agreement providing for the termination of the management agreement contingent upon consummation of the Company’s initial public offering.

Should you have any questions or comments, please feel free to call me at (212) 859-8468.

Sincerely,

/s/ Andrew B. Barkan
Andrew B. Barkan

cc:        Lewis L. Bird III (At Home Group Inc.)

Marc D. Jaffe (Latham & Watkins LLP)

Ian D. Schuman (Latham & Watkins LLP)

Securities and Exchange Commission

June 23, 2016

Daniel Porco (Securities and Exchange Commission)

Robert Babula (Securities and Exchange Commission)

Jennifer Thompson (Securities and Exchange Commission)

Appendix A

(a)         Includes the portion of depreciation and amortization expenses that are classified as cost of sales in the statements of operations included elsewhere in this prospectus.

(b)         Primarily consists of (i) ~~litigation settlement charges and related legal fees for prior claims that have concluded and (ii)~~ consulting and other professional fees with respect to ~~completed~~ projects to enhance our accounting and finance capabilities and (ii) litigation settlement charges and related legal fees for certain pre-Acquisition claims that have concluded.

(c)          Non-capital expenditures associated with opening new stores, including marketing and advertising, labor and cash occupancy expenses. We anticipate that we will continue to incur cash costs as we open new stores in the future.  We opened new stores in each of the periods presented as follows: seven during the fiscal year ended January 26, 2013, ten during the fiscal year ended January 25, 2014, 16 during the fiscal year ended January 31, 2015, 20 during the fiscal year ended January 30, 2016, five during the thirteen weeks ended May 2, 2015, six during the thirteen weeks ended April 30, 2016 and 21 during the last twelve months ended April 30, 2016.

(d)         Primarily reflects (i) relocation expenses associated with moving our corporate headquarters from Houston, Texas, to Plano, Texas, late in the fiscal year ended January 25, 2014 and related relocation bonuses and (ii) employee recruiting costs incurred in connection with the build-out of our management team.

(e)          Reflects management fees paid to our Sponsors~~. After~~ in accordance with our management agreement. In connection with this offering, the management agreement will be terminated and our Sponsors will no longer receive management fees from us.

(f)           Consists of non-cash stock-based compensation expense related to stock option awards.

(g)          Reflects the impairment of the Garden Ridge trade name as a result of our rebranding initiative.

(h)         Consists of a non-cash ~~deferred~~portion of rent~~,~~ expense that ~~which better reflects the current rent obligations of the business~~reflects the extent to which our straight-line rent expense recognized exceeds or is less than our cash rent payments. This adjustment can vary depending on the average age of our lease portfolio, which has been impacted by our significant growth over the last four fiscal years.  For newer leases, our straight-line rent expense recognized typically exceeds our cash rent payments, while for more mature leases, straight line rent expense recognized is typically less than our cash rent payments.

(i)             Other adjustments include amounts our management believes are not representative of our ongoing operations, including:

•                  for fiscal year 2013, a $5.6 million exit payment to former management;

•                  for fiscal year 2014, an insurance reimbursement of $~~1.6~~(1.6) million and a prior year audit refund of $(0.5) million; ~~and~~

•                  for fiscal year 2015, asset retirements related to our rebranding of $0.6 million and $0.4 million for a store relocation~~.~~ ; and

•                  for fiscal year 2016, gain on the sale of our property in Houston, Texas of $(1.8) million, $(0.3) million related to various refunds for prior period taxes and audits slightly offset by $0.5 million in expenses incurred for a store closure.

(j)            Reflects corporate overhead expenses, which are not directly related to the profitability of our stores, to facilitate comparisons of store operating performance as we do not consider these corporate overhead expenses when evaluating the ongoing performance of our stores from period to period. We anticipate that we will continue to incur corporate overhead expenses in future periods.  Corporate overhead expenses, which are a component of selling, general and administrative expenses, are comprised of various home office general and administrative expenses such as payroll expenses, occupancy costs, marketing and advertising, and consulting and professional fees.